AEM SPA

02 DEC 23 AM 11:23

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/621/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UP

02060714

December 20, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding Aem S.p.A. Company Calendar for 2003.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
JAN 1 4 2003
THOMSON
FINANCIAL

Antonella Giacobone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968127 - 1.99

PRESS RELEASE

AEM S.P.A. COMPANY CALENDAR EVENTS FOR 2003

Milan, 20 December 2002; herewith please find the calendar for the principal company events in 2003 for Aem SpA.

- *18 March 2003*
  Board of Directors meeting for the approval of the draft financial statements for Aem S.p.A and the consolidated financial statements for the Aem Group as at 31 December 2002.
- *29 April (1st call) – 6 May 2003 (2nd call)*
  Shareholders' meeting for the approval of the financial statements as at 31 December 2002.
- *29 April 2003*
  Board of Directors meeting for the approval of the 1st quarter operating results as at 31 March 2003.
- *12 September 2003*
  Board of Directors meeting for the approval of the 1st semester operating results as at 30 June 2003.
- *28 October (1st call) – 4 November 2003 (2nd call)*
  Shareholders' meeting in order to inform and notify shareholders on the current financial progress and future programmes of the company in terms of the second paragraph of Article 12 of the Articles of Association.
- *11 November 2003*
  Board of Directors meeting for the approval of the 3rd quarter operating results as at 30 September 2003.

The draft and consolidated financial statements for 2002 and the 1st semester operating results for 2003 will be made available within the limits prescribed in the second paragraph of Article 82 of the Issuers Regulations; as a consequence Aem S.p.A. will be exonerated from the need to publicise the 4th quarter 2002 and the second quarter 2003 operating results.